Mail Stop 3720

June 14, 2007

Via U.S. Mail

Mahesh Jayanarayan
Chief Executive Officer
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS
United Kingdom

> **Re**: **New Medium Enterprises, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed October 13, 2006**
> **File No. 000-32779**

Dear Mr. Jayanarayan:

We issued comments to you on the above captioned filing on March 27, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 28, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 28, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You will find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Andrew Mew, Senior Staff Accountant, at 202-551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at 202-551-3361 if you have any questions.

Sincerely,

Larry Spirgel
Assistant Director